Thacher Proffitt & Wood LLP Two World Financial Center New York, NY 10281 (212) 912-7400 Fax: (212) 912-7751 www.tpw.com Direct Dial: 7420

May 1, 2006

By EDGAR

Securities and Exchange Commission
Filing Desk - Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention: Filing Desk

Re:	Deutsche Alt-A Securities, Inc.
Amendment No. 3 to Registration Statement on Form S-3
relating to Mortgage Backed Certificates and Mortgage
Backed Notes, File Number 333-131600, to be combined with
Registration Statement No. 333-127621 pursuant to Rule 429

Ladies and Gentlemen:

On behalf of Deutsche Alt-A Securities, Inc. (the “Registrant”), we have caused to be filed with you electronically under EDGAR, the above-captioned Amendment No. 3 to Registration Statement on Form S-3 (the “Amendment”). In addition, we have been advised that payment of the filing fee, in the amount of $534,893 has been made to you by the Registrant by wire transfer in federal same day funds.

The primary objectives of the Amendment are (i) to register an additional $5,000,000,000 of Mortgage Backed Certificates and Mortgage Backed Notes and (ii) to respond to comments given to the Registrant, as set forth below, in connection with the SEC’s review for Regulation AB compliance. The filing is intended, upon effectiveness, to be combined with Registration Statement No. 333-127621 pursuant to Rule 429 under the Securities Act of 1933, as amended.

Deutsche ALT-A Securities, Inc.
May 1, 2006	Page 2.

We have enclosed both clean and marked copies to show changes of the reviewed filing in response to the comments listed below.

Certificates Supplement:

Cover Page

Comment:

1.
When referring to transaction parties, please use the terminology set out in Regulation AB. Please refer to Item 1101(f) of Regulation AB for the definition of issuing entity and revise to refer to the issuing entity, as opposed to the trust.

Response:

We have revised the cover page in response to this comment.

Summary, page S-1

Comment:

2.
We reissue comment 2 of our letter dated March 31, 2006. Please expand your disclosure regarding the prefunding account to include bracketed language indicating the amount of proceeds to be deposited in the account. See Item 1103(a)(5)(ii) of Regulation AB. Additionally, revise the disclosure in the summary section of your second prospectus supplement to include bracketed language regarding both the percentage of the asset pool represented by the prefunding account and the amount of proceeds to be deposited into the prefunding account.

Response:

We have made these changes.

Historical Delinquency of the Mortgage Loans Since Origination, page S-28

Comment:

3.
We note that you have removed the footnote to the delinquency chart. As there no longer appears to be a limit on the number of days past due a mortgage loan may be as of the cut-off date, please confirm that no non-performing assets will be part of the asset pool as of the cut-off date. Refer to Item 1101(c)(2)(iii) of Regulation AB.

Deutsche ALT-A Securities, Inc.
May 1, 2006	Page 3.

Response:

We confirm that no non-performing assets will be part of the asset pool as of the cut-off date.

Notes Supplement

Summary

Comment:

4.
While we note the revisions you have made in response to comment 9 of our letter dated March 31, 2006, please further expand your disclosure to provide the percentage of the asset pool and any class or series of asset-backed securities represented by the revolving period. Refer to Item 1103(a)(5)(iv) of Regulation AB.

Response:

We have revised our disclosure in response to this comment.

Comment:

5.
We note the disclosure you have provided in response to comment 6 of our letter dated March 31, 2006. On page 10 of the summary you describe how losses not covered by overcollateralization would be allocated, while on page 25 you describe how losses not covered by overcollateralization and payments made under the insurance policy would be allocated. Please revise to discuss losses not covered by the insurance policy in the summary, as well.

Response:

We have revised our disclosure in response to this comment.

Base Prospectus

Description of Credit Support, page 71

Comment:

6.
We reissue comment 11 of our letter dated March 31, 2006, in part. While we note that you have revised to delete the last sentence of the third paragraph of this section, the second paragraph continues to indicate that one form of credit support may be drawn upon by more than one series of securities. Please revise to remove this language.

Deutsche ALT-A Securities, Inc.
May 1, 2006	Page 4.

Response:

We have deleted this language.

Derivative Products Related to the Securities, page 75

Comment:

7.
While we note your response to comment 12 of our letter dated March 31, 2006, please either confirm that any derivatives you may use will be limited to interest rate and currency agreements or revise your disclosure to clearly indicate the types of derivatives you may use. In this regard, we note that your disclosure at the bottom of page 75 seems to indicate that all derivative arrangements would be limited to interest rate agreements. However, the revisions you have made at the bottom of page 76 indicate that you may also use market value swaps. Accordingly, revise your filing to clearly limit the types of derivative arrangements you may enter into or remove the language at the bottom of page 76 and confirm for us that any derivatives you use will be limited to interest and currency agreements.

Response:

We have revised our disclosure to clarify that we would like to ability to use interest rate, currency and market value swaps in a takedown.

Purchase Obligations

Comment:

8.
We reissue comment 14 of our letter dated March 31, 2006. Please describe each type of purchase obligation. For example, describe how a liquidity facility, remarketing agreement or maturity guarantee would work, as well as how each of the other listed purchase obligations would work.

Response:

We have deleted Purchase Obligations from our base prospectus.

Deutsche ALT-A Securities, Inc.
May 1, 2006	Page 5.

Amendment No. 2

Comment:

9.
Please confirm that the pdf file which contained the blacklined documents for Amendment No. 2 to Registration Statement on Form S-3 conformed to the documents which were filed on EDGAR in connection with Amendment No. 2.

Response:

Other than the pagination listed in the table of contents contained in the form of certificates prospectus supplement, we confirm that the pdf file containing the blacklined documents for Amendment No. 2 conformed to the documents which were filed on EDGAR in connection with Amendment No. 2.

Please contact Lana Deharveng at (212) 912-8354 or the undersigned at (212) 912-7420 with any other questions.

Sincerely,
Serena M. Mentor

Joshua Ravitz
Division of Corporation Finance